For Immediate Release
July 17, 2003

SAP Reports 2003 Second Quarter and Six Months Results

Second Quarter Operating Income Increased 6% to €340 Million
Company Gains Additional Market Share

NEW YORK/WALLDORF — July 17, 2003 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2003.

Operational Performance

     For the second quarter of 2003, operating income increased 6% to €340 million (2002: €320 million). Pro forma operating income1, excluding stock-based compensation and acquisition-related charges, increased 20% to €388 million (2002: €324 million). The operating margin for the second quarter of 2003 was up three percentage points to 21% compared to the second quarter of last year. The pro forma operating margin1, before stock-based compensation and acquisition related charges, was up six percentage points to 24% compared to same period last year.

     Software revenues for the 2003 second quarter were €431 million (2002: €496 million), down 13% from the second quarter of last year. On a constant currency basis, software revenues were down 5% compared to last year.

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

     Based on software revenues, the Company believed it continued to gain additional market share in the second quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market (consisting of SAP and the five companies mentioned in footnote 2) based on software revenues was 55% at the end of the second quarter of 2003 compared to 54% at the end of the first quarter of 2003 and 45% at the end of the second quarter of 2002.

     Total revenues for the second quarter of 2003 were down 8% to €1.6 billion (2002: €1.8 billion). At constant currency rates, however, total revenues for the 2003 second quarter increased by 2% compared to the second quarter of 2002. Product revenues, which include software and maintenance revenues, for the second quarter were €1.1 billion (2002: €1.1 billion). Maintenance revenues were €633 million (2002: €595 million). Consulting and training revenues were €479 million (2002: €545 million) and €75 million (2002: €115 million), respectively.

     Net income for the second quarter of 2003 was €219 million (2002: €-232 million), or €0.71 per share (2002: €-0.74 per share). The second quarter 2002 net income included impairment charges related to the Commerce One write down of €297 million. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income1 for the second quarter of 2003 was €251 million (2002: €155 million), or €0.81 per share (2002: €0.49 per share), representing an increase of 62%.

     The Company had 28,961 full-time equivalent employees at June 30, 2003. This represents an increase of 307 full-time employees since March 31, 2003.

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Regional Performance

     For the second quarter of 2003, revenues in the Europe, Middle East and Africa (EMEA) region decreased 3% to €942 million (2002: €976 million). Revenues in Germany decreased 1%. Second quarter 2003 revenues in the Americas region were down 15% to €506 million (2002: €593 million). More importantly, however, at constant currency rates, revenues in the Americas were up 6%. The Company continued to outperform its U.S. based competitors, as it believed it continued to gain market share in this region. Moreover, the Company also believed that in the second quarter it remained the number one business software application vendor in the U.S. based on software revenues.3 Revenues in the Asia-Pacific region (APA) for the second quarter of 2003 decreased 9% to €190 million (2002: €209 million). At constant currency rates, however, APA revenues increased 5%.

     “The business environment remains tough, but we executed better than most of our competitors and, more importantly, we once again achieved our goals of improved operating margins and continued market share gains,” said Henning Kagermann, chief executive officer, SAP AG. “We remain focused on investing in product innovation and on continually evolving our business to meet the requirements of a changing industry environment.”

Software Revenue by Solution

     For the second quarter of 2003, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately €85 million, down 16% from the same period last year (€101 million) and represented 20% of total software revenues. mySAP SCM (Supply Chain Management) related second quarter 2003 software revenues totaled approximately €86 million, down 17% from the second quarter of 2002 (€104 million) and represented 20% of total

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Six Months Results

     For the six months ended June 30, 2003, total revenues decreased 8% to €3.2 billion (2002: €3.4 billion). On a constant currency basis, total revenues for the first six months increased 1% compared to the same period last year.

     For the first six months of 2003, operating income increased 26% to €638 million (2002: €506 million). Pro forma operating income,1 excluding stock-based compensation and acquisition-related charges, for the 2003 six month period increased 23% to €692 million (2002: €562 million).

     For the first half of 2003, software revenues decreased 13% to €783 million (2002: €898 million). On a constant currency basis, software revenues for the first six months decreased 5% compared to the same period last year. Consulting revenues for the 2003 six month period were €955 million (2002: €1.1 billion) and training revenues were €152 million (2002: €225 million).

     In the first half of 2003, sales in the EMEA region decreased 4% to €1.8 billion (2002: €1.9 billion). Sales in the Americas declined 17% to €974 million (2002: €1.2 billion) and in the APA region revenues were down 2% to €388 million (2002: €394 million).

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

     In the first half of 2003, the Company generated €717 million of free cash flow1 (defined as operating cash flow less capital expenditures, which were €90 million for the first half of 2003), and at June 30, 2003, the Company had €1.8 billion of liquid assets.

Outlook

     SAP continues to expect pro forma earnings per share1 for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €3.45 per share to €3.60 per share. The Company has slightly increased its target for pro forma operating margin1, excluding stock-based compensation and acquisition-related charges. Previously, the Company expected its 2003 pro forma operating margin1 to increase by around 1 percentage point compared to 2002. The Company now expects its 2003 pro forma operating margin1 to be between 1 and 1.5 percentage points higher than the level achieved in 2002. While the Company continued to not provide revenue expectations, it expects to achieve its pro forma operating margin1 and pro forma earnings per share1 targets through continued market share gains and cost containment amid the current business environment and business seasonality in line with historical patterns.

Second Quarter Highlights

•	SAP continues to gain market share in the business applications market. Key contracts in the second quarter include Fender, Sony Pictures, and University of Cincinnati in the Americas region, European Central Bank, Ferrero, Telecom Italia and Vattenfall in the EMEA region and Dentsu Information Services, Sharp, Shougang und Toyota Tsusho in the Asia/Pacific region.

•	SAP hosted its annual SAPPHIRE customer conference in Orlando, FL, attracting more than 7,000 attendees. SAP highlighted the continued momentum and value of SAP NetWeaver and announced several key partnerships dedicated to develop and deliver solutions for the SMB market with IBM and BearingPoint. In addition, the Company

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

announced the first vertical solution developed by American Express based on SAP Business One for wholesale distribution.

•	Also featured at SAPPHIRE Orlando was the latest release of mySAP CRM, delivering the most comprehensive solution on the market with a powerful set of industry-specific end-to-end processes adapted for unique industry environments. Also announced was the latest release of mySAP SCM, which provides customers in the discrete, process manufacturing, and consumer products industries with more than twenty new processes and more than thirty process enhancements to help them build their adaptive supply chain networks.

•	SAP launched the SAP Customer Services Network. The initiative offers easy and more coordinated access to the comprehensive scope of SAP services including new offerings such as services for increasing the quality in upgrades and risk management, business and benefit mapping, consulting, custom development and global customer competence center programs.

•	SAP held its Annual General Meeting in May. All items proposed by the Supervisory Board and Executive Board were approved at the meeting by more than 99 percent of the represented voting capital. Hasso Plattner, former Co-Chairman and CEO of the SAP Executive Board, was elected as a member of the Supervisory Board and then elected Chairman by that Board. A dividend in the amount of €0.60 per non-par value share was paid to SAP shareholders.

Conference Call/Webcast

     SAP senior management will host a press conference in New York today at 3:00 PM (CET)/2:00 PM (GMT)/9:00 AM (Eastern)/6:00 AM (Pacific), followed by an investor conference at 6:00 PM (CET)/5:00 PM (GMT)/12:00 PM (Eastern)/9:00 AM (Pacific). Both conferences will be web cast live at http://www.sap.com/investor and will be available for replay as well. Slides related to today’s announcement will be used during the conference and are also available on the SAP website.

Footnotes

1)	The press release discloses certain financial measures, such as EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures.

2)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

3)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	2Q 2003	2Q 2002	Change	% Change

Total	1,638	1,778	-140	-8%
- at constant currency rates				+2%
EMEA	942	976	-34	-3%
- at constant currency rates				-2%
Asia Pacific	190	209	-19	-9%
- at constant currency rates				+5%
Americas	506	593	-87	-15%
- at constant currency rates				+6%

Key figures at a glance (in € millions)
SAP Group

	2Q 2003	2Q 2002	Change	% Change

Revenues	1,638	1,778	-140	-8%
Software revenues	431	496	-65	-13%
Income before taxes	347	-107	+454	+424%
Net income	219	-232	+451	+194%
Headcount, in FTE (Jun 30)	28,961	29,354	-393	-1%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. The unique core processes of various industries, from Aerospace to Utilities, are supported effectively by SAP’s 23 industry solution portfolios. Today, more than 20,000 companies in over 120 countries run more than 64,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136 , laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT

(Tables to follow)

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group 2. Quarter
(unaudited)

(in EUR millions)

			Change in
	2003	2002	%

Software revenue	431	496	-13%
Maintenance revenue	633	595	6%
Product revenue	1,064	1,091	-2%
Consulting revenue	479	545	-12%
Training revenue	75	115	-35%
Service revenue	554	660	-16%
Other revenue	20	27	-26%

Total revenue	1,638	1,778	-8%

Cost of product	-189	-205	-8%
Cost of service	-411	-480	-14%
Research and development	-241	-231	4%
Sales and marketing	-358	-438	-18%
General and administration	-99	-96	3%
Other income/expenses, net	0	-8	-100%

Total operating expense	-1,298	-1,458	-11%

Operating income	340	320	6%

Other non-operating income/ expenses, net	2	28	-93%
Financial income, net	5	-455	101%

Income before income taxes	347	-107	424%
Income taxes	-127	-125	2%
Minority interest	-1	0	n/a

Net income	219	-232	194%

Basic earnings per share (in €)	0.71	-0.74	194%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group 2. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

EBITDA reconciliation:
Net income	219	-232	194%

Minority interest	1	0	n/a
Income taxes	127	125	2%
Net income before income taxes	347	-107	424%

Financial income, net	-5	455	101%
Other non-operating income/expenses, net	-2	-28	-93%
Operating Income	340	320	6%

Depreciation & Amortization	52	57	-9%
EBITDA2)	392	377	4%
as a % of Sales	24%	21%

Pro forma operating income reconciliation:
Operating Income	340	320	6%

LTI/STAR	41	-18	328%
Settlement of stock-based compensation programs	1	15	-93%
Total stock-based compensation	42	-3	1500%
Acquisition-related charges	6	7	-14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges 1)	388	324	20%

as a % of Sales	24%	18%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group 2. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	5	-455	101%

- thereof Impairment-related charges	-2	-390	-99%
Income before income taxes	347	-107	424%

Income taxes	127	125	2%
Effective Tax Rate	37%	n/a

Pro forma Net income reconciliation:
Net income	219	-232	194%

Stock-based compensation, net of tax	27	-2	1521%
Acquisition-related charges, net of tax	3	4	-29%
Impairment-related charges, net of tax	2	385	-99%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges1)	251	155	62%

Pro forma EPS reconciliation:
Earnings per share (in €)	0.71	-0.74	194%

Stock-based compensation	0.09	-0.01	1000%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.00	1.23	-100%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)1)	0.81	0.49	62%

Weighted average number of Shares (in thousands)	310,580	313,853	-1%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Six months ended June 30,
(in EUR millions)

			Change in
	2003	2002	%

Software revenue	783	898	-13%
Maintenance revenue	1,241	1,192	4%
Product revenue	2,024	2,090	-3%
Consulting revenue	955	1,084	-12%
Training revenue	152	225	-32%
Service revenue	1,107	1,309	-15%
Other revenue	27	37	-27%

Total revenue	3,158	3,436	-8%

Cost of product	-373	-426	-12%
Cost of service	-844	-990	-15%
Research and development	-459	-453	1%
Sales and marketing	-665	-840	-21%
General and administration	-173	-211	-18%
Other income/expenses, net	-6	-10	-40%

Total operating expense	-2,520	-2,930	-14%

Operating income	638	506	26%

Other non-operating income/ expenses, net	12	28	-57%
Financial income, net	8	-514	102%
Income before income taxes	658	20	3190%

Income taxes	-250	-185	35%
Minority interest	-3	-2	50%
Net income	405	-167	343%

Basic EPS (in €)	1.31	-0.53	343%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Six months ended June 30,
additional information
(in EUR millions)

			Change in
	2003	2002	%

EBITDA reconciliation:
Net income	405	-167	343%

Minority interest	3	2	50%
Income taxes	250	185	35%
Net income before extraordinary gain	658	20	3190%

Financial income, net	-8	514	102%
Other non-operating income/expenses, net	-12	-28	-57%
Operating Income	638	506	26%

Depreciation & Amortization	102	111	-8%
EBITDA2)	740	617	20%
as a % of Sales	23%	18%

Pro forma operating income reconciliation:
Operating Income	638	506	26%
LTI/STAR	40	22	82%

Settlement of stock-based compensation programs	2	20	-90%
Stock-based compensation	42	42	0%
Acquisition-related charges	12	14	-14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges1)	692	562	23%
as a % of Sales	22%	16%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Six months ended June 30,
additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	8	-514	102%

- thereof Impairment-related charges	-12	-402	-97%
Income before income taxes	658	20	3190%

Income taxes	250	185	35%
Effective Tax Rate	38%	n/a

Pro forma Net income reconciliation:
Net income	405	-167	343%

Stock-based compensation, net of tax	27	27	0%
Acquisition-related charges, net of tax	7	8	-15%
Impairment-related charges, net of tax	12	396	-97%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges1)	451	264	71%

Pro forma EPS reconciliation:
Earnings per share (in €)	1.31	-0.53	343%

Stock-based compensation	0.09	0.08	13%
Acquisition-related charges	0.02	0.02	0%
Impairment-related charges	0.03	1.27	-98%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)1)	1.45	0.84	71%

Weighted average number of Shares (in thousands)	310,848	314,090	-1%

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Statements of Cash Flows
SAP Group (unaudited)

Six months ended June 30, ‘(in EUR millions)

	2003	2002

Net income before minority interest	405	-167

Minority interest	3	2
Net income	408	-165

Depreciation and amortization	102	111
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	0	-2
Losses from equity investments, net	0	372
Write-downs of financial assets, net	11	100
Impacts of hedging	3	49
Change in accounts receivable and other assets	348	252
Change in deferred stock compensation	35	29
Change in reserves and liabilities	-555	-412
Change in deferred taxes	36	-16
Change in other current assets	-52	-43
Change in deferred income	471	464
Net cash provided by operating activities	807	739

Purchase of intangible assets and property, plant and equipment	-101	-135
Purchase of financial assets	-11	-26
Change in the scope of consolidation	0	-5
Proceeds from disposal of fixed assets	16	19
Investment in Commerce One	0	-2
Change in liquid assets (maturities greater than 90 days) and marketable securities	-226	17	1)
Net cash used in investing activities	-322	-132

Dividends paid	-186	-182
Purchase of treasury stock	-71	-150
Impacts of convertible bonds, net	2	6
Other changes to additional paid-in-capital	-1	-4
Proceeds from/Repayments of line of credit	122	-2
Effect of 2002 STAR-hedge	0	-43
Effect of 2003 STAR-hedge	-9	0
Net cash used in financing activities	-143	-375

Effect of foreign exchange rates on cash	-25	-123
Net change in cash and cash equivalents	317	109	1)

Cash and cash equivalents at the beginning of the period	1,122	755	1)
Cash and cash equivalents at the end of the period	1,439	864	1)

1)	adjusted for restricted cash

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Consolidated Balance Sheets ‘SAP Group
‘(in EUR millions) (unaudited)

ASSETS

			Change in
	06/30/2003	12/31/2002%

Intangible assets	410	441	-7%
Property, plant and equipment	1,011	1,034	-2%
Financial assets	167	164	2%

FIXED ASSETS	1,588	1,639	-3%
Accounts receivables	1,530	1,967	-22%
Inventories and other assets	395	275	44%
Liquid assets/Marketable securities	1,782	1,239	44%

CURRENT ASSETS	3,707	3,481	6%
DEFERRED TAXES	303	402	-25%
PREPAID EXPENSES	133	88	51%

TOTAL ASSETS	5,731	5,610	2%

SHAREHOLDERS’ EQUITY AND LIABILITIES

			Change in
	06/30/2003	12/31/2002%

SHAREHOLDERS’ EQUITY	3,014	2,872	5%
MINORITY INTEREST	55	56	-2%
RESERVES AND ACCRUED LIABILITIES	1,130	1,562	-28%
OTHER LIABILITIES	699	758	-8%
DEFERRED INCOME	833	362	130%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,731	5,610	2%

Days Sales Outstanding	80	87

SAP Reports Preliminary 2003 Second Quarter and Six Months Results

Footnote1:

SAP has provided information in 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

—	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

—	Impairment-related charges include other than non-temporary impairment charges on minority

—	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI) as context of mergers and acquisitions.

However, these measures should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote2:

Management believes that EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles.